UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2017
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 13, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2017 Third Quarter Results

•	Revenue increased 17.9% to $243.4 million

•	IPG Net Earnings increased $13.0 million to $19.2 million

•	Adjusted EBITDA increased 15.9% to $32.4 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - November 13, 2017 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its third quarter ended September 30, 2017. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, you may refer to the Company's management's discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2017 ("Financial Statements").

Third Quarter 2017 Highlights (as compared to third quarter 2016):

•
Revenue increased 17.9% to $243.4 million primarily due to additional revenue from the Cantech and Powerband Acquisitions(1), an increase in average selling price, including the impact of product mix, and an increase in sales volume from certain tape products.

•
Gross margin decreased to 20.9% from 21.7% primarily due to the dilutive impact of the Cantech Acquisition resulting mainly from non-cash purchase price accounting adjustments and certain manufacturing production inefficiencies occurring mainly in older facilities.

•
Selling, general and administrative expenses ("SG&A") decreased 31.3% to $18.8 million primarily due to a decrease in share-based compensation driven primarily by the decrease in fair value of cash-settled awards.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $13.0 million to $19.2 million, primarily due to the decrease in SG&A, a decrease in manufacturing facility closures, restructuring and other related charges mainly related to the South Carolina Flood(2) in 2016, and an increase in gross profit. These favourable impacts were partially offset by an increase in income tax expense.

•
Adjusted EBITDA(3)(4) increased 15.9% to $32.4 million primarily due to an increase in gross profit and additional adjusted EBITDA from the Powerband and Cantech Acquisitions, partially offset by an increase in variable compensation resulting from an improvement in expected operating results.

•	Cash flows from operating activities increased $4.0 million to $24.1 million primarily due to an increase in gross profit, partially offset by a decrease in cash flows from working capital items.

•	Free cash flows(4) decreased by $12.3 million to negative $4.7 million primarily due to an increase in capital expenditures, partially offset by an increase in cash flows from operating activities.

(1)
“Powerband Acquisition” refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as “Powerband”) on September 16, 2016. "Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as “Cantech”), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
“South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. “South Carolina Flood Insurance Proceeds” refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

(3)
The Company has modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts have been conformed to the new definition of adjusted EBITDA.

(4)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:

•
The Midland, North Carolina manufacturing facility began commissioning production lines in the third quarter of 2017 and is ramping up to full capacity in the fourth quarter of 2017 as planned. Capital expenditures for this project since inception total $46.1 million as of September 30, 2017, which are within the Company's previous guidance of $44 to $49 million and are not expected to increase materially in the fourth quarter of 2017. The Company continues to expect to achieve an after-tax return of at least 15% on this project.

•
As a result of the success of the Midland project to date and the Company's expectation of further demand growth in water-activated tapes, the Company has also begun an initiative to further expand capacity at the Midland, North Carolina manufacturing facility, which is expected to be completed by the beginning of 2019 for an expected, additional investment of $13.5 million.

•	As of November 10, 2017, the Company repurchased and cancelled 487,300 common shares under its normal course issuer bid for a total purchase price of approximately $7 million.

•
On November 10, 2017, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We are pleased by our third quarter results with Adjusted EBITDA of $32.4 million and revenue growth of 18%. Our acquisitions proved to be important contributors to revenue growth, and their contribution to adjusted EBITDA is anticipated to gradually increase over the next few quarters,” said Greg Yull, President and CEO.

“During the third quarter, we are happy to announce that we started commercial production of water-activated tapes at our new manufacturing facility in Midland, North Carolina. This major project of approximately $46 million will be substantially completed on time and on budget by the end of 2017. We are ramping up to target operating levels in the fourth quarter as planned. Given the success of this project to date and positive outlook in demand for the associated products, we are planning to further increase manufacturing capacity at this site in early 2019.

“On a less pleasing note, the major storms that hit the southern United States in the quarter have disrupted the supply chain of some key raw materials and caused sharp increases in prices. To offset the rise in input costs, we have announced price increases to our customers. At this time, we don’t expect any material impact on 2017 results. Our hearts go out to the people and businesses negatively affected by these storms and we wish to thank all of our customers, suppliers and employees for mitigating the potentially negative impacts on the Company.

“We have revised our 2017 adjusted EBITDA outlook to reflect changes in the calculation to exclude the impact of M&A Costs, a common practice for many public companies. As we accelerate our acquisition program and as a result of completing several transactions in 2017, the associated expenses increased significantly and have exceeded $5 million in the first nine months of 2017. Consequently, the revised adjusted EBITDA range of $126 to $130 million has increased from the previous range of $120 to $127 million,” concluded Mr. Yull.

Outlook

The Company's expectations for the fiscal year and fourth quarter of 2017 are as follows:

•
Fiscal year 2017 gross margin is now expected to be between 22% to 22.5%, which is lower than the previously stated range of 22.5% to 23%, due primarily to the impact of non-cash purchase price accounting adjustments related to the Cantech Acquisition.

•
Fiscal year 2017 adjusted EBITDA has been revised to be between $126 to $130 million from the previously stated range of $120 to $127 million, to reflect the new definition of adjusted EBITDA which excludes M&A Costs. These M&A Costs totalled $5.3 million in the first nine months of 2017.

•
As a result of strong year-to-date performance in the Company's manufacturing cost reduction program, fiscal year 2017 manufacturing cost reductions are now expected to exceed the previously stated range of $10 to $12 million.

•
Due primarily to the progress on the Capstone Greenfield Project(1), fiscal year 2017 capital expenditures are now expected to be between $85 and $90 million, an increase from the previously stated range of $75 to $85 million.

•
The effective tax rate for 2017 is still expected to be 25% to 30%, however, given the current mix of earnings between jurisdictions, cash taxes paid in 2017 are now expected to be approximately a third of the income tax expense in 2017 (previously expected to be approximately half), excluding the potential impact of any significant tax reform legislation and further changes in the mix of earnings between jurisdictions.

•	Revenue in the fourth quarter of 2017 is expected to be greater than in the fourth quarter of 2016.

•
Gross margin in the fourth quarter of 2017 is expected to be greater than in the fourth quarter of 2016, excluding the positive impact of the South Carolina Flood Insurance Proceeds in the fourth quarter of 2016.

•
Adjusted EBITDA in the fourth quarter of 2017 is expected to be greater than in the fourth quarter of 2016, excluding the positive impact of the South Carolina Flood Insurance Proceeds in the fourth quarter of 2016. Adjusted EBITDA in the fourth quarter of 2016 has been revised to $35.6 million, to reflect the new definition of adjusted EBITDA which excludes M&A costs. These M&A Costs totalled $0.3 million in the fourth quarter of 2016.

(1)
"Capstone Greenfield Project" refers to the construction of a greenfield manufacturing facility as part of the Company's investment in Capstone Polyweave Private Limited, a newly-formed enterprise in India.

Conference Call

A conference call to discuss the Company's 2017 third quarter results will be held Monday, November 13, 2017, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 35757039. The recording will be available from November 13, 2017 at 1:00 P.M. until December 13, 2017 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,500 employees with operations in 21 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s ability to increase the credit limit of its revolving credit facility; dividends; external competitive and supply chain pressures; the Company’s expected strategic and financial benefits from its ongoing capital investment and merger and acquisition programs; the increase of the Company's capacity at the manufacturing facility in Midland, North Carolina; the impact of increased raw material prices as a result of major storms; the Company's fourth quarter and full year 2017 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the anticipated benefits from the Company's manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's Revolving Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management's Discussion & Analysis are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
MaisonBrison Communications
Pierre Boucher
514-731-0000

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Revenue	243,444	206,559	660,722	598,892
Cost of sales	192,575	161,705	513,339	461,140
Gross profit	50,869	44,854	147,383	137,752
Selling, general and administrative expenses	18,776	27,338	73,466	77,004
Research expenses	3,091	2,287	8,713	7,563
	21,867	29,625	82,179	84,567
Operating profit before manufacturing facility closures, restructuring and other related charges	29,002	15,229	65,204	53,185
Manufacturing facility closures, restructuring and other related charges	216	6,329	893	10,152

Operating profit	28,786	8,900	64,311	43,033

Finance costs
Interest	2,290	1,158	4,721	3,162
Other expense, net	593	270	1,294	590
	2,883	1,428	6,015	3,752

Earnings before income tax expense	25,903	7,472	58,296	39,281

Income tax expense
Current	2,253	30	7,699	5,303
Deferred	4,378	1,192	7,819	4,540
	6,631	1,222	15,518	9,843

Net earnings	19,272	6,250	42,778	29,438

Net earnings (loss) attributable to:
Company shareholders	19,244	6,250	42,905	29,438
Non-controlling interests	28	—	(127)	—
	19,272	6,250	42,778	29,438
Earnings per share attributable to Company shareholders
Basic	0.33	0.11	0.73	0.50
Diluted	0.32	0.10	0.72	0.49

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	19,272	6,250	42,778	29,438
Adjustments to net earnings
Depreciation and amortization	9,633	7,673	26,271	22,305
Income tax expense	6,631	1,222	15,518	9,843
Interest expense	2,290	1,158	4,721	3,162
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	73	3,803	(16)	4,987
Impairment of inventories	110	678	41	1,905
Share-based compensation (benefit) expense	(8,231)	2,450	(3,067)	6,586
Pension, post-retirement and other long-term employee benefits	692	700	2,075	2,110
Other adjustments for non-cash items	441	(193)	47	94
Income taxes paid, net	(3,254)	(3,573)	(6,016)	(5,737)
Contributions to defined benefit plans	(799)	(254)	(3,228)	(942)
Cash flows from operating activities before changes in working capital items	26,858	19,914	79,124	73,751
Changes in working capital items
Trade receivables	(12,859)	(2,788)	(16,265)	(11,844)
Inventories	3,607	1,373	(8,748)	(10,185)
Parts and supplies	(498)	(320)	(1,662)	(857)
Other current assets	(174)	(2,216)	1,071	(903)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	7,363	1,711	(18,900)	(9,259)
Provisions	(202)	2,449	(1,513)	2,479
	(2,763)	209	(46,017)	(30,569)
Cash flows from operating activities	24,095	20,123	33,107	43,182

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(67,274)	(41,855)	(67,258)	(41,855)
Purchases of property, plant and equipment	(28,836)	(12,498)	(71,352)	(35,802)
Restricted cash	71,785	—	—	—
Other investing activities	973	(165)	990	(210)
Cash flows from investing activities	(23,352)	(54,518)	(137,620)	(77,867)

FINANCING ACTIVITIES
Proceeds from borrowings	63,966	66,095	217,443	155,398
Repayment of borrowings	(38,242)	(28,735)	(79,531)	(104,324)
Interest paid	(1,955)	(1,117)	(4,554)	(3,340)
Proceeds from exercise of stock options	—	344	1,362	822
Repurchases of common shares	(6,437)	—	(6,437)	(1,697)
Dividends paid	(8,150)	(8,235)	(24,831)	(23,318)
Other financing activities	124	(161)	(514)	(161)
Cash flows from financing activities	9,306	28,191	102,938	23,380

Net increase (decrease) in cash	10,049	(6,204)	(1,575)	(11,305)
Effect of foreign exchange differences on cash	10	(1,177)	1,403	(668)
Cash, beginning of period	10,725	13,023	20,956	17,615
Cash, end of period	20,784	5,642	20,784	5,642

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	20,784	20,956
Trade receivables	116,208	90,122
Inventories	129,961	103,470
Parts and supplies	18,150	16,368
Other current assets	11,984	11,321
	297,087	242,237
Property, plant and equipment	306,920	233,478
Goodwill	41,227	30,841
Intangible assets	44,334	34,050
Deferred tax assets	29,369	36,611
Other assets	5,639	3,380
Total assets	724,576	580,597

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	84,549	98,016
Share-based compensation liabilities, current	6,102	2,200
Provisions, current	1,307	3,851
Borrowings, current	10,925	7,604
	102,883	111,671
Borrowings, non-current	311,307	172,221
Pension, post-retirement and other long-term employee benefits	29,874	30,832
Share-based compensation liabilities, non-current	2,530	296
Non-controlling interest put options	10,415	10,020
Deferred tax liabilities	14,200	9,332
Provisions, non-current	2,924	2,040
Other liabilities	1,984	1,242
	476,117	337,654
EQUITY
Capital stock	351,090	351,203
Contributed surplus	17,132	29,585
Deficit	(114,080)	(124,605)
Accumulated other comprehensive loss	(12,385)	(19,647)
Total equity attributable to Company shareholders	241,757	236,536
Non-controlling interests	6,702	6,407
Total equity	248,459	242,943
Total liabilities and equity	724,576	580,597

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended							Nine months ended
	2017			2016				2017	2016
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Sep 30	Sep 30
	$	$	$	$	$	$	$	$	$
Net earnings	19.3	10.1	13.4	21.7	6.3	13.7	9.5	42.8	29.4
Interest and other finance costs	2.9	1.6	1.6	1.3	1.4	1.4	0.9	6.0	3.8
Income tax expense	6.6	4.0	4.9	9.7	1.2	5.6	3.0	15.5	9.8
Depreciation and amortization	9.6	8.4	8.3	8.7	7.7	7.4	7.2	26.3	22.3
EBITDA	38.4	24.0	28.2	41.3	16.6	28.1	20.7	90.6	65.3
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.2	0.4	0.3	(7.7)	6.3	2.1	1.7	0.9	10.2
M&A Costs	1.9	2.6	0.7	0.3	0.7	1.0	0.4	5.3	2.1
Share-based compensation (benefit) expense	(8.2)	4.0	1.2	1.6	2.4	2.5	1.6	(3.1)	6.6
Impairment of long-lived assets and other assets	—	—	—	0.1	—	0.1	—	—	0.2
Loss on disposal of property, plant and equipment	0.1	0.1	—	—	—	0.1	—	0.2	0.1
Other item: Litigation Settlement	—	—	—	—	1.9	—	—	—	1.9
Adjusted EBITDA(1)	32.4	31.1	30.4	35.6	28.0	34.0	24.4	93.9	86.4

(1)	Prior period amounts have been conformed to the current definition of Adjusted EBITDA which now excludes M&A Costs.

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation
(In millions of US dollars)
(Unaudited)

	Three months ended			Nine months ended
	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$	$
Cash flows from operating activities	24.1	19.6	20.1	33.1	43.2
Less purchases of property, plant and equipment	(28.8)	(20.4)	(12.5)	(71.4)	(35.8)
Free cash flows	(4.7)	(0.8)	7.6	(38.3)	7.4